SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 February 2007

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  : ☒                      Form 40-F  : ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes : ☐                                  No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 16 February 2007

* Print the name and title of the signing officer under his signature.

For Release: 16 February 2007

Ian Macfarlane to join the Board of ANZ

The Chairman of Australia and New Zealand Banking Group Limited Mr Charles Goode today announced the appointment of Mr Ian Macfarlane to the ANZ Board of Directors.

Mr Macfarlane was formerly Governor of the Reserve Bank of Australia from 1996 until his retirement in September 2006.

During his 28-year career at the Reserve Bank of Australia Mr Macfarlane made an outstanding contribution to economic policy in Australia, and internationally where he was the Inaugural Chairman of the Asian Consultative Council for the Bank for International Settlements.  Mr Macfarlane was appointed to the Board of Woolworths Limited in January 2007.

Mr Macfarlane was awarded the Companion of the Order of Australia in 2004.

In announcing Mr Macfarlane’s appointment, Mr Goode said: “Ian has been one of Australia’s leading economic policy makers.  He understands financial markets and has had a long involvement with Asia.

“We are very pleased to have someone of Ian’s calibre and experience join the Board,” Mr Goode said.

Mr Macfarlane’s appointment is effective from today.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 03-92736955 or 0409-655 550
Email: paul.edwards@anz.com